March 31, 2025

Greg Zante
Chief Financial Officer
Viking Therapeutics, Inc.
9920 Pacific Heights Blvd, Suite 350
San Diego, California 92121

       Re: Viking Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37355
Dear Greg Zante:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Research and Development Expenses, page 65

1. We note from the disclosures on page 5 that you have four programs in various stages of development. Please provide disclosures to be included in future filings that disclose the costs incurred during each period presented for each of your key research and development programs separately. If you do not track your research and development costs by program, revise to disclose that fact and explain why you do not maintain and evaluate research and development costs by program. For amounts that are not tracked by program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.
 March 31, 2025
Page 2

General and Administrative Expenses, page 66

2. We note your discussion of the changes in general and administrative expenses cites multiple factors without any quantification of the individual factors. Please provide disclosures to be included in future filings to quantify the impact of each material contributing factor and explain the reasons driving these changes. Refer to Item 303
       (a) to (c) of Regulation S-K for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences